April 13, 2007

Uche D. Ndumele D 212.536.4802 F 212.536.3901 uche.ndumele@klgates.com

Via Edgar Transmission and FedEx

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 40610

Re:	Flagship Global Health, Inc.
Preliminary Information Statement, filed April 5, 2007
File No. 000-30556

Dear Mr. Riedler:

On behalf of Flagship Global Health, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 11, 2007 regarding the above-referenced Preliminary Information Statement. For the convenience of the Staff, we have included the Staff’s comment below followed by the Company’s corresponding response. The revised Preliminary Information Statement, incorporating the Staff’s comment, was filed on April 13, 2007.

Proposal 1. To amend the certificate of incorporation

1.
Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock or preferred stock subsequent to the increase in the number of authorized shares. Also, please disclose the number of preferred shares currently outstanding.

Response

The Company has revised the disclosure as requested. Please see pages 6 and 8 of the Preliminary Information Statement.

The Company hereby acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jeffrey Riedler
Division of Corporation Finance
April 13, 2007

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Uche D. Ndumele
Uche D. Ndumele
cc:	Via Facsimile
Philip Barak
Patients & Physicians, Inc.
Facsimile: (212) 340-9101